Exhibit 21.1

CUBIST PHARMACEUTICALS, INC.

The following is a list of subsidiaries of the Company as of December 31, 2013:

Name	Jurisdiction of Incorporation
Adolor Corporation	Delaware
Calixa Therapeutics, Inc.	Delaware
Cubist Pharmaceuticals Canada, Inc.	Canada
Cubist Pharmaceuticals Danmark ApS	Denmark
Cubist Pharmaceuticals Deutschland GmbH	Germany
Cubist Pharmaceuticals France, S.A.S.	France
Cubist Pharmaceuticals GmbH	Switzerland
Cubist Pharmaceuticals Holdings, Inc.	Delaware
Cubist Pharmaceuticals Italia S.r.l.	Italy
Cubist Pharmaceuticals (UK) Ltd.	England and Wales
Cubist Pharmaceuticals U.S.	Massachusetts
Optimer Bermuda LP	Bermuda
Optimer Luxembourg 1 S.à.r.l.	Luxembourg
Optimer Luxembourg 2 S.à.r.l.	Luxembourg
Optimer Pharmaceuticals, Inc.	Delaware
Optimer Pharmaceuticals US Holdings LLC	Delaware
Trius Therapeutics, Inc.	Delaware